FINANCING AGREEMENT -
REVENUE PARTICIPATION RIGHTS

The following agreement (the "Agreement"), dated as of ___[EFFECTIVE DATE]___ , sets forth the
understanding between Dufrane Productions, LLC ("Producer"), on the one hand, and [INVESTOR NAME]
("Investor"), on the other hand, in connection with Investor's provision of funds to Producer for the purpose of
producing, completing, delivering, and marketing the motion picture presently entitled "Guy Down The
Road" (the "Picture"), which will be produced by Producer. For good and valuable consideration, the
receipt and adequacy of which is hereby acknowledged, the parties agree as follows:

1.   Investor Funds.

    1.1.   Subject to the terms and conditions of this Agreement, Investor agrees to provide
Producer with $[AMOUNT]_____ (the "Investor Funds"), which Investor Funds will be
applied toward the production & marketing budget of the Picture.

    1.2.   Producer will be responsible for securing the remainder of the budget for the Picture from
additional equity financing contributions (the "Additional Equity Funds") and other sources (e.g.,
crowdfunding revenues, loans, etc.) (together, the "Additional Funds") from third party equity
Investors (the "Additional Equity Investors") and other sources (together, the "Additional
Investors").

2.   Adjusted Gross Proceeds.

    2.1.   Adjusted Gross Proceeds (as defined in Paragraph 2.2 below) shall be allocated as
follows:

        (i)   First, one hundred percent (100%) of Adjusted Gross Proceeds shall be paid to
Investor and the Additional Investors on a pro rata (based on the ratio that their respective financing
contributions bears to the aggregate of the Investor Funds and the Additional Equity Funds) and
Filmmaker Funds and pari passu basis until such time, if ever, as Investor has received an amount
equal to one hundred ten percent (110%) of the Investor Funds and the Additional Investors have
received an amount equal to one hundred ten percent (110%) of the Additional Funds; and

        (ii)   following such time, if ever, as Investor has recouped an amount equal to one
hundred ten percent (110%) of the Investor Funds and the Additional Equity Investors have recouped
an amount equal to one hundred ten percent (110%) of the Additional Equity Funds, then any
remaining Adjusted Gross Proceeds shall be referred to as "Net Proceeds", and shall be paid as
follows: (a) fifty percent (50%) to Producer ("Producer's Net Proceeds"); and (b) fifty percent (50%)
to Investor and the Additional Equity Investors on a pro rata (based on the ratio that their respective
financing contributions bears to the aggregate of the Investor Funds, the Additional Equity Funds and
the Filmmaker Funds (as defined below)) and pari passu basis. All third-party participations in Net
Proceeds (other than those payable to Additional Investors) shall be borne out of Producer's share of
Net Proceeds.
        A. The 50% distribution split assumes that the Investor and Additional
    Investors contribute the entire budget of the project, which is projected to be $1 million (and
    not to exceed $2.5 million), to the Company. To the extent they contribute less than the entire
    budget, the 50% distribution split shall be adjusted on a pro rata basis. For purposes of clarity
    and by way of example, if $800,000 of a $1 million budget is raised by the Investor and
    Additional Equity Investors, that would equal 80% of the $1M, which would result in them
    receiving 80% of the 50% split, or 40% of the Net proceeds, resulting in the Investor and
    Additional Investors receiving 40% and the Producer receiving 60%.
        (iii)   "Filmmaker Funds" is defined as all the additional funds required to produce and
market the Picture in addition to Investor Funds, Additional Funds, and Additional Equity Funds, e.g.
loans, advances, minimum guarantees, etc.

2.2.　As used herein, "Gross Proceeds" shall mean any and all amounts, including nonrefundable advances, received by Producer from the exploitation of the Picture and all elements thereof and all rights therein, in any and all manner and media, now known or hereafter devised, worldwide, in perpetuity. Notwithstanding anything to the contrary contained in this Agreement: (a) if a distributor(s) of the Picture pays for the costs of deliverables, such amounts shall not be included in Gross Proceeds; (b) any amounts used to fund production costs of the Picture shall not be included in Gross Proceeds; (c) any advance received from a record company in connection with a soundtrack album for the Picture shall be included in Gross Proceeds only to the extent that such advance is not used to pay music or other production costs; and (d) tax credits or other tax incentives received in connection with the production of the Picture shall be included in Gross Proceeds only to the extent not used to repay Investors providing financing secured by such tax credits or incentives or used to directly fund production costs of the Picture. "Adjusted Gross Proceeds" shall mean Gross Proceeds remaining after deduction of the following: (i) third party sales agent and producer representative fees and expenses; (ii) actual, third party, out of pocket amounts incurred by or on behalf of Producer in connection with the sale, marketing, licensing, delivery, distribution and/or exploitation of the Picture; (iii) ongoing third party accounting costs and expenses actually incurred by or on behalf of Producer in connection with the processing of payments to profit participants (including, without limitation, collection agent fees and expenses), and audit costs; (iv) actual, third party, out of pocket expenses incurred by or on behalf of Producer in connection with the ongoing ownership of the Picture (e.g., costs incurred in connection with the preservation and storage of negatives and master prints and digital storage of the Picture and any expenses incurred in connection with the copyrighting of the Picture); (v) actual, third party, out of pocket expenses incurred in connection with the existence and management of Producer (e.g., taxes, accounting fees, filing fees, etc.); (vi) any residual and/or pension, health and welfare payments paid to unions, guilds, or their members in accordance with the agreements between Producer and the applicable guild with respect to the Picture (to the extent not assumed by the distributor(s) of the Picture); (vii) any amounts required to be withheld by law; (viii) payments pursuant to music licensing "step" deals which require additional payments based on the performance of the Picture; (ix) any actual, third party, out of pocket costs incurred by or on behalf of Producer or its affiliates in connection with enforcement of Producer's rights in the Picture, including, without limitation, actual, direct, out-of-pocket accounting, legal and auditor fees and expenses; (x) any amounts used to repay loans received in connection with the production of the Picture; (xi) any deferred compensation and bonuses (e.g., box office bonuses, award bonuses,) payable to parties rendering services in connection with the Picture (to the extent not assumed by the distributor(s) of the Picture); (xii) any amounts paid to the completion guarantor of the Picture (if any) in repayment of sums advanced by such completion guarantor; and (xiii) any reasonable reserve amounts, as determined by Producer in its good faith business judgment, required to cover anticipated future costs or liabilities, provided that such reserve amounts shall be liquidated every twelve (12) months. It is understood that Producer makes no representations or warranties as to the amount of Gross Proceeds, if any, that Producer will receive from the exploitation of the Picture.

3.　Copyright.　As between Producer and Investor, Producer shall own all rights, including copyrights, pertaining to the Picture throughout the world and any renewals and extensions thereof. For the sake of clarity, Producer shall have the right to assign its rights in the Picture, in whole or in part, to third parties, in Producer's sole discretion.

4.　**Risk of Investment.**　**Investor acknowledges the following: (i) there can be no assurance that any Additional Funds will be obtained; (ii) there can be no assurance that the Picture will be completed or that if completed that the Picture will be released or distributed;**
(iii) there can be no assurance that the Picture will generate any revenues (including without limitation Gross Proceeds) or that any such revenues will be sufficient to return to Investor all or any part of the Investor Funds; (iv) investments in the motion picture industry involve a high degree of risk; and (v) all other risks of investment set forth in Appendix A hereto.

5.　Control.　As between Producer and Investor, all business and creative decisions with regard to the Picture shall be made solely by Producer.

6.   Investor's Representations, Warranties and Indemnities.

Investor hereby represents and warrants that: (i) Investor has the full right and authority to enter into this Agreement and to perform its obligations contained herein; (ii) Investor has not made or assumed and will not hereafter make or assume any commitment, agreement or obligation that will or might (as reasonably foreseeable) conflict with or impair Investor's ability to perform its obligations hereunder; (iii) Investor has read and evaluated the merits and risks of the prospective investment in the Picture (including those set forth in Paragraph 4 and Appendix A hereto); (iv) Investor has obtained, to the extent Investor deems necessary, Investor's own personal professional advice and counsel with respect to the risks inherent in this investment, tax or other economic considerations in this investment, and the suitability of the investment in light of Investor's financial condition and investment needs; (v) Investor and/or Investor's advisors (if any) has/ have been afforded full opportunity to conduct a due diligence investigation of the facts and circumstances relating to this investment, including (but not limited to) asking all questions of Producer necessary in order to make an informed decision; (vi) to the extent that Investor and/or Investor's advisors conducted a due diligence investigation, Producer fully cooperated with the investigation to Investor's satisfaction; (vii) except as set forth above, Investor has relied solely on the information contained in this Agreement, and Investor has neither relied on, nor is relying on, Producer with respect to tax or other economic considerations involved in this investment; and (viii) Investor has no intention of selling or otherwise transferring or assigning Investor's interest in this production as set forth herein, and that Investor is acquiring such interest for investment purposes only and not with a view to the resale or distribution thereof.

      (b)   Investor shall indemnify, defend (at Producer's election), and hold harmless Producer from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Investor herein.

(c)   The provisions of this Paragraph 6 will survive termination of this Agreement.

7.   Producer's Representations, Warranties and Indemnities.

      (a)   Producer hereby represents and warrants that Producer has the full right, power and authority to enter into this Agreement.

      (b)   Producer shall indemnify, defend (at Investor's election), and hold harmless Investor from and against any and all claims, damages, liabilities, costs and expenses, including reasonable outside attorneys' fees and disbursements, arising out of any breach or, in the case of a third party claim, alleged breach, of any representation, warranty, covenant or agreement made by Producer herein.

      (c)   The provisions of this Paragraph 7 will survive termination of this Agreement.

8.   Publicity.   Investor shall not have the right to issue any press releases or any other publicity with regard to the Picture.

9.   Assignment.   Investor shall not have the right to assign its rights or obligations hereunder and any purported assignment shall be null and void.

10.   Notices. Any notice required or permitted to be given under this Agreement shall be in writing and shall be sent by Federal Express, DHL or other recognized international courier service or by facsimile or electronic transmission and shall be effective the earliest of (a) actual receipt, or (b) on the third business day after dispatch by Federal Express, DHL or other recognized international courier service, or (c) the next business day after such notice shall have been given by facsimile transmission with electronic answerback confirmation or electronic transmission. A "business day" shall mean any weekday (i.e., Monday through Friday) during which banks are generally open in both the U.S. Until otherwise specified by written notice, the addresses for any such notice shall be as first set forth above, with a copy of notices to Producer to P.O. Box 50201, Studio City, CA, 91614.

11.   Miscellaneous.

(a)   It is expressly understood, agreed and covenanted that the parties do not by this Agreement intend to form an employment relationship or a partnership or joint venture between them, and in no event shall this Agreement be construed to constitute such an employment relationship, partnership or joint venture. This Agreement is not for the benefit of any third party and shall not be deemed to give any right or remedy to any third party, whether referred to herein or not.

(b)   The paragraph and other headings contained in this Agreement are for reference purposes only and shall not be deemed to be a part of this Agreement or to affect the meaning or interpretation hereof.

(c)   Each party hereto shall keep secret and retain in the strictest confidence and shall not disclose to any third party any of the terms of this Agreement, except as required by law or to enforce its rights hereunder or to its attorneys and accountants, and either party may disclose the terms of this Agreement to any prospective purchaser of a direct or indirect interest in such party or the assets of such party, and Producer may disclose the terms hereof to the Investors and distributors of the Picture.

(d)   This Agreement shall be governed by the laws of the State of New York applicable to agreements entered into and wholly performed therein without regard to its choice of law provisions, and each party hereby consents to the exclusive jurisdiction of any state or federal court located in the State of New York, County of New York to hear disputes arising out of this Agreement, and agrees that venue therein is proper and convenient.

(e)   This Agreement embodies the entire understanding of the parties hereto and supersedes and replaces all other agreements (written and oral) between the parties relating to the subject matter hereof, and no change, modification or amendment will be valid or effective unless in writing and signed by both parties.

(f)   In the event that Investor should determine to seek any recourse, action or claim to which it may be entitled under or by reason of this Agreement, it hereby agrees that any such recourse, action or claim shall extend only to Producer and not to any of Producer's owners, shareholders, partners or members.

(g)   Investor agrees that under no circumstances shall Investor have the right to rescind, terminate or enjoin the exploitation of the Picture by, or interfere with any rights granted to, any distributor or licensee under any agreement entered into by Producer (or in Producer's name).

(h)   In the event that there is any conflict between (i) any provision of this Agreement and (ii) any statute, law, or regulation, the latter (set forth in subpart (ii)) shall prevail; provided, however, that in such event the provision of this Agreement so affected shall be curtailed and limited only to the minimum extent necessary to permit compliance with the minimum requirement, and no other provision of this Agreement shall be affected thereby and all other provisions of this Agreement shall continue in full force and effect.

(i)   This Agreement may be executed simultaneously or in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile or scanned electronic signatures shall have the same force as original signature.

The foregoing reflects our understanding of the essential terms of our agreement, and this Agreement will serve as a binding agreement between us.

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] .

COMPANY:

Dufrane Productions LLC
_____

Founder Signature
_____

Name: [FOUNDER NAME]
_____

Title: [FOUNDER TITLE]
_____

Read and Approved (For IRA Use Only):

INVESTOR:

_____

By: _____   By: _____
Investor Signature

Name: [INVESTOR NAME]
_____

Title: [INVESTOR TITLE]
_____

The Investor is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Investor is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited